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                                                                   EXHIBIT 2.3

                          MEMORANDUM OF UNDERSTANDING


        The parties to the action entitled Szymczak v. Helford et al., Case No. BC191390, pending in the Superior Court of the State of California, County of Los Angeles (the "Action") have reached an agreement in principle for the settlement of the Action on the terms and subject to the conditions set forth below:

        1. As a result of the negotiations between the undersigned attorneys for the parties, the following measures shall be taken in connection with the proposed merger provided for in the Agreement and Plan of Merger, dated as of May 18, 1998, among VK Acquisition Corp., a wholly owned subsidiary of Office Depot, Inc. ("Office Depot"), and Viking Office Products, Inc. ("Viking"), (the "Merger Agreement"):

            a. Viking will cause its investment bankers, Merrill Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch") and SBC Warburg Dillon Reed Inc. ("Warburg Dillon Reed") (collectively, the "financial advisors") to update each's written opinion to the Viking board of directors, dated May 17, 1998 (collectively, the "fairness opinion"), in which Merrill Lynch and Warburg Dillon Reed each opined that as of that date the
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exchange ratio provided for in the Merger Agreement of one share of Office
Depot common stock for each share of Viking common stock was fair from a financial point of view to the holders of shares of Viking common stock. The updated fairness opinion will reflect the financial advisors' opinion of the fairness of the exchange ratio from a financial point of view to the holders of shares of Viking common stock as of the date the Joint Proxy Statement/Prospectus on Form S-4 (the "Proxy Statement") was filed with the United States Securities Exchange Commission in final form (July 22, 1998), or such other date as the parties may agree. Viking will promptly publicly disclose through a press release the conclusion reached by its financial advisors in the updated fairness opinion;

            b. The Merger Agreement will be modified to provide that the termination fee ("Termination Fee") payable, under certain circumstances, by Viking to Office Deport pursuant to Section 8.03 of the Merger Agreement shall be reduced by five percent. Viking will promptly disclose through a press release the reduction in the Termination Fee.

        2. The parties to the Action will attempt in good faith to agree upon and execute a Stipulation of Settlement and such other documentation as may be required in order to obtain



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the approval of the California State Court of the settlement and the dismissal of the Action upon the terms set forth in this Memorandum of Understanding. The Stipulation of Settlement will expressly provide, inter alia, that Defendants in the Action have denied, and continue to deny, that they have committed or have threatened to commit any violations of law and that they are entering into the Stipulation because the proposed settlement would eliminate the burden and expense of further litigation.

        3. The parties to the Action will present the settlement to the California State Court for approval following appropriate notice to the class members on whose behalf the Action was instituted, and will use their best efforts to obtain final court approval of the settlement, and the dismissal with prejudice of the Action, as against the named plaintiff and the class members on whose behalf the Action was brought.

        4. The consummation of the settlement is subject to the completion by Plaintiff of such discovery as is deemed necessary by Plaintiff's Counsel (subject to appropriate objections), the drafting and execution of an appropriate Stipulation of Settlement and such other documentation as may be required to obtain final court approval of the settlement and the dismissal of the Action with prejudice as to all claims asserted



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therein as against the named Plaintiff and the class of Viking shareholders on whose behalf the Action was brought and without costs to any party (except as provided for in paragraph 6 below).

        5. The Settlement contemplated by this Memorandum of Understanding will not be binding upon any party until the transaction referred to in paragraph 1 is consummated, discovery referred to in paragraph 4 is completed, an appropriate Stipulation of Settlement has been signed, final court approval of the settlement and the dismissal of the Action with prejudice and without costs (except as provided in paragraph 6 below) has been obtained. This Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met or should Plaintiff's Counsel determine based upon discovery or otherwise, that the settlement is not fair and reasonable and, in that event, this Memorandum of Understanding shall not be admissible in any proceeding or be deemed to prejudice in any way the positions of the parties with respect to any action.

        6. Plaintiff's Counsel in the Action intend to apply to the California State Court for an award of attorneys fees and reasonable out-of-pocket disbursements in an aggregate amount not to exceed $300,000 (together, the "Fees"). Subject to the terms



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and conditions of this Memorandum of Understanding and the Stipulation of
Settlement contemplated hereby, Office Depot or Viking and/or their successors in interest will pay Plaintiff's Counsel the Fees, up to such amount of $300,000 as may be awarded by the California State Court. Office Depot and Viking and/or their successors in interest shall pay the costs and expenses related to providing notice of the settlement to members of the plaintiff class in the Action. Office Depot and Viking and/or their successors in interest agree not to oppose Plaintiff's Counsel's application for fees.

     7. The parties shall agree to extensions of time with respect to pleadings and other court filings as are appropriate in the context of this agreement in principle.

     8. This Memorandum of Understanding may be executed in any number of counterparts with the same effect as if all parties hereto had executed the same document. All such counterparts shall be construed together and shall constitute one instrument.

Dated: August __, 1998

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     MILBERG WEISS HERSHAD HYNES
             & LERACH LLP


By: [SIG]
    ----------------------------------
     Counsel for Plaintiff Thaddeus
     Szymczak and the Class
     355 South Grand Avenue
     Suite 4170
     Los Angeles, CA 90071
     Telephone: (213) 617-9007
                  and
     One Pennsylvania Plaza
     New York, NY 10129-0165
     Telephone: (212) 594-5300


BERNSTEIN LIEBHARD & LIFSHITZ


By: [SIG]
    ----------------------------------
     Counsel for Plaintiff Thaddeus
     Szymczak and the Class
     274 Madison Avenue
     New York, NY 10016
     Telephone: (212) 799-1414


SIMPSON THACHER & BARTLETT


By: [SIG]
    ----------------------------------
     Counsel for Defendant,
     Office Depot, Inc.
     101 Universal City Plaza
     Suite 852
     Universal City, CA 91608
     Telephone: (818) 755-7000
                    and
     425 Lexington Avenue
     New York, NY 10017
     Telephone: (212) 455-2000


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                                        LATHAM & WATKINS


                                        By: /s/ THOMAS WATSON
                                            -----------------
                                            Counsel for Defendants
                                            Viking Office Products, Inc.,
                                            Irwin Helford, M. Bruce Nelson,
                                            Lee A. Ault, III, Neil R. Austrian,
                                            Charles P. Durkin, Jr. and
                                            Joan D. Manley
                                            633 West Fifth Street
                                            Suite 4000
                                            Los Angeles, CA 90071-2007
                                            Telephone: (213) 485-1234

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